U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


Form 3                                            ------------------------------
                                                  OMB Number     3235-0104
                                                  Expires:  December 31, 2001
                                                  Estimated average burden
                                                  hours per response . . . . 0.5
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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
1940



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1.   Name and Address of Reporting Person   2.   Date of Event Re-   4.  Issuer Name and Ticker or Trading Symbol
                                                 quiring Statement
John Hancock Financial Services, Inc.            (Month/Day/Year)        Evergreen Resources, Inc. ("EVER")
                                                 February 1, 2000
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     (Last)       (First)      (Middle)     3.   IRS or Social Se-   5.  Relationship of Reporting Person to Issuer 6. If Amendment,
                                                 curity Number of                 (Check all applicable)               Date of
P.O. Box 111                                     Reporting Person        _____ Director        __X__ 10% Owner         Original
                                                                                                                    (Month/Day/Year)
_________________________________________          (Voluntary)           _____ Officer (give   _____ Other (specify
                (Street)                                                                title below)         below)
                                                    04-3483032                         _______________________

                                                                                                        7. Individual or
                                                                                                           Joint/Group Filing
                                                                                                           (Check Applicable Line)
                                                                                                           X Form Filed by One
                                                                                                          --- Reporting Person
                                                                                                             Form Filed by More than
Boston,           MA              02117                                                                   --- One Reporting Person
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 (City)         (State)           (Zip)                              Table 1 -- Non-Derivative Securities Beneficially Owned

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1.   Title of Security                            2.  Amount of Securities      3.  Ownership           4. Nature of Indirect
     (Instr. 4)                                       Beneficially Owned            Form:  Direct          Beneficial Ownership
                                                      (Instr. 4)                    (D) or Indirect        (Instr. 5)
                                                                                    (I)   (Instr.5)
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Common Stock                                            905,660                         I              Owned by JHLICO fn. 1
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Common Stock                                            247,030                         I              Owned by Fund I fn. 2
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Common Stock                                            803,686                         I              Owned by Fund II fn. 2
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly                   (Over)
*If the form is filed by more than one reporting person, see Instructions 5 (b) (v)                                  SEC 1473 (3/99)




FORM 3 (continued)                        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.Title of Derivative Security   2.   Date Exer-     3. Title and Amount of      4.   Conver-   5. Owner-    6. Nature of Indirect
  (Instr. 4)                          cisable and       Securities Underlying         sion or      ship         Beneficial Ownership
                                      Expiration        Derivative Security           Exercise     Form of      (Instr. 5)
                                      Date              (Instr. 4)                    Price of     Deri-
                                      (Month/Day/                                     Deri-        vative
                                      Year)                                           vative       Security
                                                                                      Security

                                 -----------------------------------------------
                                 Date       Expira-                    Amount                      Direct
                                 Exer-      tion                       or                          (D) or
                                 cisable    Date          Title        Number                      Indirect
                                                                       of                          (I)
                                                                       Shares                      (Instr. 5)

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Warrants to purchase Common Stock  Immed.    11/30/01   Common Stock   14,452          $7.80        I  Owned by Fund I fn. 2
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Warrants to purchase Common Stock  Immed.    11/30/01   Common Stock   35,548          $7.80        I  Owned by Fund II fn. 2
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Warrants to purchase Common Stock  Immed.    11/30/01   Common Stock  150,000          $7.00        I  Owned by Fund II fn. 3
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Explanation of Responses:

fn. 1 Effective February 1, 2000 John Hancock Financial Services, Inc. became the parent of John Hancock Life Insurance Company ("JHLICO"), formerly named
John Hancock Mutual Life Insurance Company.

fn. 2 John Hancock Energy Resources Management, Inc. ("JHERM") is a 50% general partner of Energy Investors Partners, L.P., the general partner of Energy
Investors Fund, L.P. ("Fund I") and a 50% general partner of Energy Investors
Partners II, L.P., the general partner of Energy Investors Fund II L.P., ("Fund
II"). JHERM is the direct, wholly-owned subsidiary of John Hancock Subsidiaries, Inc. ("JHSI"). JHSI is the direct, wholly-owned subsidiary of the JHLICO; JHLICO is the direct, wholly-owned subsidiary of the Reporting Person. The Reporting
Person disclaims beneficial ownership of these securities, except to the extent of its pecuniary interest therein. JHLICO holds 905,660 shares of Common Stock.

fn. 3 Beneficial ownership of these securities is held exclusively by Fund II described in Fn. 2. The Reporting Person disclaims ownership of these securities, except to the extent of its pecuniary interest therein.

**Intentional misstatements or omissions of facts constitute Federal Criminal
Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


JOHN HANCOCK FINANCIAL
SERVICES, INC.

By:/s/Barry J. Rubenstein                                 February 10, 2000
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Barry J. Rubenstein                                            Date
Vice President, Counsel, & Secretary


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                                                     Page 2      SEC 1473 (8/92)